Joseph A. Herz

212-801-6926

herzj@gtlaw.com

June 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	DavidLink Office of Real Estate and Commodities

Re:	Rodin Global Property Trust, Inc. Registration Statement on Form S-11 Filed March 20, 2020 File No. 333-237327

Dear Mr. Link:

On behalf of Rodin Global Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and our most recent telephone conversation on May 29, 2020, set forth below are the Company’s responses to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Howard Lutnick of the Company, dated April 3, 2020 (the “Comment Letter”), relating to the Registration Statement on Form S-11 filed with the Commission on March 20, 2020 (the “Registration Statement”). For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s responses.

General

1.

We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2019; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2020

Response:

The Company advises the Staff that the Company has filed with the Commission a definitive Proxy Statement on Schedule 14A on April 17, 2020, which contains the information required to be included in Part III of the Annual Report on Form 10-K.

2.

We note you indicate that you have adopted a share repurchase program. We also note your affiliation with Cantor Fitzgerald. Please provide us with a detailed analysis of what exemption, if any is required, would be available for Cantor Fitzgerald’s activities under your repurchase program. We may have further comment.

Response:

The Company advises the Staff that none of Cantor Fitzgerald & Co., the dealer manager for the offering (the “Dealer Manager”), the Company’s sponsor, Cantor Fitzgerald Investors, LLC (the “Sponsor”), or Rodin Global Property Advisors, LLC, the Company’s advisor (the “Advisor”) engage in any non-administrative activities relating to the Company’s share repurchase program. The share repurchase program is established and administered by the Company. As disclosed on page 29 of the Registration Statement, stockholders who would like to request repurchase of their shares are advised to contact the Company to receive the required repurchase forms and instructions concerning required signatures. In all cases, the payment of funds in connection with qualified repurchases are from the Company’s accounts. Certain broker dealers require that their clients make repurchase requests through such broker dealers, so investors are further advised to contact their broker dealer first if they want to request repurchase of the shares. Although employees of the Dealer Manager, the Sponsor or the Advisor may serve as the points of contact by the registered broker-dealers requesting share repurchases on behalf of the investors, their role is purely administrative and is limited to connecting the investors to the Company for purposes of processing qualified share repurchases.

***

United States Securities and Exchange Commission

Division of Corporation Finance

June 15, 2020

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Pam Howell, Esq. Sherwin Salar, Esq.

Yuta N. Delarck, Esq., Greenberg Traurig, LLP